SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Christopher Robin Relph
Suite 418-831 Royal Gorge Blvd.
Cañon City, CO 81212, USA
(604) 737 0203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Christopher Robin Relph
(2)	Check the Appropriate Box if a Member of a Group: (a) (b)
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: South Africa
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 6,805,208(1)
	(8)	Shared Voting Power: 1,300,000(2)
	(9)	Sole Dispositive Power: 6,805,208(1)
	(10)	Shared Dispositive Power: 1,300,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,105,208(1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
(13)	Percent of Class Represented by Amount in Row (11): 10.0%
(14)	Type of Reporting Person: IN

(1)	Represents 4,805,208 shares of common stock and warrants to acquire 2,000,000 shares of common stock of the Issuer held by Mr. Relph.

(2)	Represents 1,100,000 shares of common stock and warrants to acquire 200,000 shares of common stock of the Issuer held by Buckingham Securities Limited of which Mr. Relph is the President. Mr. Relph disclaims beneficial ownership of the securities held by Buckingham Securities Limited as investment and voting control over these securities rests with the board of directors of Buckingham Securities Limited.

CUSIP No. 11840P

(1)	Names of Reporting Persons: Buckingham Securities Limited
(2)	Check the Appropriate Box if a Member of a Group: (a) (b)
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: UK
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 1,300,000(1)
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 1,300,000(1)
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,300,000(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
(13)	Percent of Class Represented by Amount in Row (11): 1.6%
(14)	Type of Reporting Person: CO

(1)	Represents 1,100,000 shares of common stock and warrants to acquire 200,000 shares of common stock of the Issuer held by Buckingham Securities Limited of which Mr. Relph is the President. Mr. Relph disclaims beneficial ownership of the securities held by Buckingham Securities Limited as investment and voting control over these securities rests with the board of directors of Buckingham Securities Limited.

Item 1. Security and Issuer

This Schedule 13D/A (Amendment No. 5) amends the Schedule 13D/A (Amendment No. 4) filed by Christopher Robin Relph and Buckingham Securities Limited on July 23, 2012 and relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2. Identity and Background

(a)	This statement on Schedule 13D/A (Amendment No. 5) is filed on behalf of Christopher Robin Relph and Buckingham Securities Limited (collectively the “Reporting Persons”). Mr. Relph is a director of Buckingham Securities Limited but disclaims beneficial ownership of the securities of the Issuer held by Buckingham Securities Limited as investment and voting control over such securities rests with the board of directors of Buckingham Securities Limited.

The business address of Buckingham Securities Limited is Old Printers Yard, 156 South Street, Dorking, Surrey RH4 2HF UK. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Buckingham Securities Limited are set forth in Schedule “B” attached hereto and incorporated herein by reference.

(b)	The business address of Mr. Relph is Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA. The business address of Buckingham Securities Limited is set forth in (a) above.

(c)	The principal occupation of Mr. Relph is a director and officer of the Issuer. The principal business of Buckingham Securities Limited is a holding company.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Relph is a citizen of South Africa. Buckingham Securities Limited is organized in the UK.

Item 3. Source and Amount of Funds or Other Consideration

On August 17, 2012, Buckingham Securities Limited sold 100,000 shares of the Issuer at a price of $0.08 per share in the market for aggregate proceeds of $8,000.

Item 4. Purpose of Transaction

Buckingham Securities Limited sold the Issuer’s securities for capital purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Relph beneficially owns an aggregate of 4,805,208 shares and warrants to acquire up to 2,000,000 shares of the Issuer, or approximately 8.4% of the Issuer’s outstanding common stock. Buckingham Securities Limited beneficially owns an aggregate of 1,100,000 shares and warrants to acquire up to 200,000 shares of the Issuer, or approximately 1.6% of the Issuer’s outstanding common stock. Mr. Relph is the President of Buckingham Securities Limited but disclaims beneficial ownership of the securities held by that company as investment and voting control over such securities rests with the board of directors of Buckingham Securities Limited.

(b)	Mr. Relph has the sole power to vote and to dispose of the securities of the Issuer held by him. The power to vote and to dispose of the securities of the Issuer held by Buckingham Securities Limited rests with the board of directors of the company.

(c)	The Reporting Persons have not effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2012	/s/ C. Robin Relph
Christopher Robin Relph

Buckingham Securities Limited

	Per:	/s/ C. Robin Relph
Name: Christopher Robin Relph
Title: Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D/A (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Buckingham Exploration Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D/A. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 30, 2012	/s/ C. Robin Relph
Christopher Robin Relph

Buckingham Securities Limited

	Per:	/s/ C. Robin Relph
Name: Christopher Robin Relph
Title: Director

SCHEDULE “B”

EXECUTIVE OFFICERS AND DIRECTORS OF BUCKINGHAM SECURITIES LIMITED

The following is a list of the directors and executive officers of Buckingham Securities Limited and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Present Principal
Name	Business Address	Occupation	Citizenship
Christopher Robin Relph	418-831 Royal Gorge Blvd.	Director of Buckingham	South Africa
	Cañon City, CO 81212	Exploration Inc.

Andrew Thomas Relph	29 Drayton Court	Director of Buckingham	UK
	Drayton Gardens	Securities Limited
London SW10 9RH